

April 23, 2013

Via E-Mail
Mr. John Granato
Chief Financial Officer
The Andersons, Inc.
480 W. Dussel Dr.
Maumee, OH 43537

      Re: The Andersons, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed March 1, 2013
              File No. 000-20557

Dear Mr. Granato:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Linda Cvrkel

                    Linda Cvrkel
                    Branch Chief